UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: June 24, 2025

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

TIM S.A.

Publicly-held company

CNPJ/MF No. 02.421.421/0001-11

NIRE 33.300.324.631

NOTICE TO THE MARKET

CONTROLLING COMPANY’S 2nd DEBENTURES ISSUANCE

TIM S.A. ("Company") (B3: TIMS3; NYSE: TIMB) hereby informs its shareholders and the market in general that its controlling company TIM BRASIL SERVIÇOS E PARTICIPAÇÕES S.A. ("Controlling Company" or "Issuer") approved at the Extraordinary Shareholders' Meeting held on June 23, 2025 ("EGM"), its 2nd (second) issuance of simple, non-convertible debentures, without collateral, in up to two (2) series ("Debentures" and "Issue")", respectively), in the total amount of R$ 5 billion, with the first series of Debentures, a maturity of five (5) years ("First Series Debentures") and the second series of Debentures, a maturity of seven (7) years ("Second Series Debentures"), with the Issue intended exclusively for professional investors.

The procedure for collecting investment intentions from potential investors in the Debentures will be carried out, with the receipt of reserves by the financial institutions that are part of the securities distribution system, responsible for the distribution of the Debentures, in the absence of maximum or minimum values ("Bookbuilding Procedure"), in order to determine (i) the existence of the First Series Debentures and the demand for each series of the Debentures, as well as the number of Debentures to be allocated to each series of the Issue, according to the system of communicating vessels; (ii) the minimum amount to be allocated to the Second Series Debentures, which shall be R$1,666,667,000.00 (one billion, six hundred and sixty-six million, six hundred and sixty-seven thousand reais), equivalent to 1,666,667 (one million, six hundred and sixty-six thousand, six hundred and sixty-seven) Debentures; and (iii) the final rate for the remuneration of the Debentures of each series, corresponding to 100% (one hundred percent) of the DI rate, plus exponentially a spread (surcharge) equivalent to a percentage to be defined through the Bookbuilding Procedure, such percentage being limited to, at most, 0.80% per year (eighty hundredths percent), for the Debentures of the First Series, and 0.95% (ninety-five hundredths percent) per year, for the Debentures of the Second Series.

The net proceeds obtained from the Issue will be used for (i) the early redemption of all the debentures of the 1st issue of the Controlling Company; and (ii) the payment of extraordinary dividends by the Issuer and/or various corporate purposes, in accordance with the corporate purpose of the Controlling Company, within the scope of the management of its business.

All the characteristics of the Issuance are described in the minutes of the EGM.

This press release is for information purposes only, under the terms of the legislation in force, and should not be interpreted or considered, for all legal purposes and effects, as a material for the sale and/or disclosure of the Debentures.

In accordance with the applicable regulations and in compliance with the rules of conduct set forth therein, additional information about the Controlling Company and the Issue will be made available in due course on the Controlling Company's Investor Relations website (http://timbrasilpart.com.br/) and any information about the Company is made available in http://ri.tim.com.br/.

Rio de Janeiro, June 24, 2025.

TIM S.A.

Alberto Mario Griselli

Chief Executive Officer and

Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: June 24, 2025	By:	/s/ Alberto Mario Griselli
Alberto Mario Griselli
Chief Executive Officer, Chief Financial Officer and Investor Relations Officer